Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-3 (No. 333-132832) of Cleco Power LLC of our report dated February 27, 2008 relating to the consolidated financial statements and financial statement schedule of Cleco Power LLC, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP

New Orleans, Louisiana
February 27, 2008